129 # 82-1991


SEC MAIL PROCESSING
RECEIVED
APR 07 2003


03050207



BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

SUPPL

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
Newport Exploration Ltd.			03	01	31	03	03	27

ISSUER ADDRESS				
408 – 837 West Hastings Street				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3N6	604-685-6493	604-685-6851
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
Ian Rozier		President		604-685-6851
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	Ian T. Rozier	03	03	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	Barbara E. Dunfield	03	03	27

FIN51-901F Rev.2000/12/19

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements for the period ending January 31, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

4/29

NEWPORT EXPLORATION LTD.

CONSOLIDATED QUARTERLY REPORT

JANUARY 31, 2003

SCHEDULE A: FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statements of Operations and Deficit
3. Consolidated Statements of Cash Flow
4. Notes to the Consolidated Quarterly Report

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

NEWPORT EXPLORATION LTD.
CONSOLIDATED BALANCE SHEETS
(Prepared by Management without Audit) **Schedule A**

	Jan. 31, 2003	July 31, 2002
ASSETS		
Current		
Cash and short-term investments	$ 411,432	$ 770,384
Marketable securities	22,542	22,542
Accounts receivable	12,296	29,595
Prepaid expenses & deposits	26,284	19,050
	472,554	841,571
Mineral Property	1,529	-
Capital assets	126,484	138,644
	$ 600,567	$ 980,215
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 18,135	$ 72,612
Current portion of capital lease	43,446	9,409
	61,581	82,021
Capital Lease	-	38,650
	61,581	120,671
Shareholders' equity		
Capital stock	31,745,652	31,745,652
Deficit	(31,206,666)	(30,886,108)
	538,986	859,544
	$ 600,567	$ 980,215

On behalf of the Board:



Signed: Director
Ian T. Rozier



Signed: Director
Barbara F. Dunfield

NEWPORT EXPLORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management without Audit) **Schedule A**

	Three Month Period Ended Jan.31, 2003	Three Month Period Ended Jan.31, 2002	Six Month Period Ended Jan.31, 2003	Six Month Period Ended Jan.31, 2002
REVENUE				
Petroleum sales (net)	$ 658	$ 769	$ 1,099	$ 1,913
Interest	2,396	105	5,690	9,908
	3,054	874	6,789	11,821
EXPENSES				
Accounting and audit	2,650	2,625	4,850	8,650
Administrative services	-	2,750	-	5,750
Amortization	8,293	3,791	16,436	7,581
Automobile	320	1,022	641	2,181
Bank charges	1,038	1,519	2,214	3,025
Consulting	44,885	54,109	89,823	84,609
Corporation capital tax	-	5,000	-	10,000
Currency translation (gain) loss	239	(227)	422	(14,966)
Investor communications	19,888	2,210	42,082	11,352
Legal	3,941	4,779	10,413	5,841
Management fees	15,000	15,000	30,000	30,000
Office and miscellaneous	4,546	4,512	5,712	12,256
Regulatory fees	2,942	6,361	4,011	6,615
Rent	9,210	11,919	18,420	24,076
Shareholder information	17,419	11,007	17,818	11,007
Telecommunications	3,763	1,899	8,497	4,352
Transfer agent	2,428	1,409	3,142	1,611
Travel and related costs	35,754	15,024	72,866	21,145
Wages & benefits	-	(202)	-	293
Write-off property acquisitions	-	-	-	61,616
	172,316	144,507	327,347	296,994
LOSS FOR THE PERIOD	169,262	143,633	320,558	285,173
DEFICIT, BEGINNING OF PERIOD	31,037,404	27,350,741	30,886,108	27,209,201
DEFICIT, END OF PERIOD	$31,206,666	$ 27,494,374	$31,206,666	$ 27,494,374
Loss per share	$ 0.03	$ 0.01	$0.05	$ 0.01

NEWPORT EXPLORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Prepared by Management without Audit) **Schedule A**

	Three Month Period Ended Jan. 31, 2003	Three Month Period Ended Jan. 31, 2002	Six Month Period Ended Jan.31, 2003	Six Month Period Ended Jan.31, 2002
CASH PROVIDED BY (USED) FOR:				
OPERATING ACTIVITIES				
Loss for the period	$ (169,262)	$ (143,633)	$ (320,558)	$ (285,173)
Item not involving cash:				
Amortization/Depreciation	8,293	3,702	16,436	7,906
Write-off property acquisition	-	-	-	61,616
Net change in non-working capital items	28,445	(73,083)	(10,375)	(2,060)
	(132,524)	(213,014)	(314,497)	(217,711)
INVESTING ACTIVITIES				
Mineral Property	(1,529)	-	(1,529)	-
Petroleum & gas properties acquisitions	-	300	-	(14,475)
Deferred exploration-petroleum & gas properties	-	(8,807)	-	(26,960)
(Purchase) Disposal of Capital Assets	(2,276)	-	(4,276)	(2,486)
	(3,805)	(8,507)	(5,805)	(43,921)
FINANCING ACTIVITIES				
Due to Related Party	(5,657)	-	-	-
Capital Lease	(36,366)	44,028	(38,650)	(4,031)
	(42,023)	44,028	(38,650)	(4,031)
Change in cash during the period	(178,352)	(177,493)	(358,952)	(265,663)
CASH POSITION, BEGINNING OF PERIOD	589,784	558,881	770,384	647,051
CASH POSITION, END OF PERIOD	$ 411,432	$ 381,388	$ 411,432	$ 381,388

Supplemental Disclosure for Non-Cash Investing and Financing Activities: Nil

NEWPORT EXPLORATION LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT JANUARY 31, 2003
(Prepared by Management without Audit) **Schedule A**

1. Nature and Continuance of Operations

The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties. During the past year, the Company disposed of its wholly owned subsidiaries, which own the petroleum and natural gas properties and is currently focusing on its newly acquired high-grade Mantua copper project in Cuba.

The Company has conducted its own due diligence on the Mantua project and believes that the project can generate positive returns at low copper prices due to the high grade of the deposit and low operating costs per pound of copper produced. The Company also believes that metal recoveries can be significantly increased resulting in lower production costs. To this end, the Company proposes to conduct a bulk sampling and metallurgical pilot plant testing program in early 2003, along with a geotechnical assessment of pit slope design parameters for input into a final feasibility study.

The Company is also in the process of identifying opportunities to acquire new interests.

2. Significant Accounting Policies

This Consolidated Quarterly Report has been prepared with accounting practices consistent with the accounting practices of the Audited Annual Financial Statements. The financial information for the six month period ended January 31, 2002 include the accounts of its then wholly owned subsidiaries, CVL Resources (Barbados) Ltd., Great Artesian Holdings Ltd. and Tyers Investments Pty. Limited.

NEWPORT EXPLORATION LTD.
QUARTERLY REPORT JANUARY 31, 2003
(Prepared by Management without Audit)

SCHEDULE B
SUPPLEMENTARY INFORMATION

1. For the Fiscal Year to Date:

   For information on administrative expenditures and deferred exploration, refer to Schedule A.

   Related Party Transactions:

   a) Management fees of $30,000 were paid to a company controlled by a director of the Company.
   b) Consulting fees of $60,000 were paid to a company controlled by a director of the Company.

2. For the Fiscal Year to Date:

   a) Securities Issued: Nil

   b) Options Granted: 200,000 on January 29, 2003

3. As at January 31, 2003:

   a) Authorized Capital: 100,000,000 common shares without par value.
      Issued Capital: 6,278,850 common shares for $31,745,652.

   b) Warrants Outstanding:

Number of Warrants	Price	Expiry Date
1,000,000	$0.25	March 14, 2004
1,000,000	$0.60	March 27, 2004

   c) Employee and director incentive stock options were outstanding enabling the optionee to acquire the following number of shares:

Number of Shares	Price	Expiry Date
745,000	$0.21	March 7, 2004
50,000	$0.48	April 9, 2004
200,000	$0.35	January 29, 2005

   d) Total number of shares in escrow or subject to a pooling agreement – Nil

   e) List of Directors and Officers: Ian T. Rozier, President and Director
      Barbara E. Dunfield, CFO and Director
      Douglas B. Hyndman, Director
      Paul A. Ray, Director
      David Cohen, Director

NEWPORT EXPLORATION LTD.

SCHEDULE "C"

January 31, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the consolidated financial statements and related notes thereto.

Results of Operations
The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties.

On December 10, 2002 the Company announced that the TSX Venture Exchange issued approval for the Company's acquisition of a 50% interest in and to the Mantua copper project in Cuba from Northern Orion Exploration Ltd ("Northern Orion"). The terms of the acquisition are detailed in the news release dated September 4th, 2002 and in the Company's 2002 Annual Report.

The Mantua project is subject to approximately US$28 million in subordinated debt owing to Northern Orion on a priority basis in respect of past advances from Northern Orion to fund previous exploration and the development of the project. Under the terms of the agreement, the Company can acquire US$20 million of the subordinated debt, thereby significantly enhancing the value of the project to the Company.

The Mantua project is located in Western Cuba and has excellent infrastructure including paved highways, mine-site office buildings, and mining equipment. Northern Orion defined a measured resource of 10,242,000 tonnes with a grade of 2.18% Cu, and an indicated resource of 1,725,000 tonnes with a grade of 0.95% Cu, with a combined total resource of 11,967,000 tonnes in measured and indicated categories with a grade of 2% Cu. The Company is currently studying the economic viability of mining a lower tonnage – higher grade measured resource of 7,526,000 tonnes grading 2.75% Cu at a 0.7% Cu cut-off grade, containing 450 million pounds of copper. Metallurgical pilot plant testing reviewed by Bateman Project Holdings Limited places the operation in the lower quartile of world copper production costs. Capital costs are estimated at US$48.5 million. The Mantua Project is subject to a 2.5% royalty due to Miramar Mining Corporation.

The Company has conducted its own due diligence on the Mantua project and believes that the project can generate positive returns at low copper prices due to the high grade of the deposit and low operating costs per pound of copper produced. The Company also believes that metal recoveries can be significantly increased resulting in lower production costs. To this end, the Company proposes to conduct a bulk sampling and metallurgical pilot plant testing program in early 2003, along with a geotechnical assessment of pit slope design parameters for input into a final feasibility study.

The agreement to acquire a 50% interest in the Mantua Copper Project reflects the Company's intentions to become a producer of both base and precious metals, and to acquire mining projects with demonstrated value.

On January 27, 2003 the Company announced that Mr. David Cohen B.Sc., MBA had been appointed to the Board of Directors of the Company.

David Cohen has been involved in the mining industry for over 20 years, having worked as a metallurgical engineer with Anglo American Corp, AECI and Fluor in South Africa until 1993, when he became Director, Sales – Mining and Metals, for Fluor Daniel Inc in the USA, with responsibility for the USA, Europe, Africa and the Asia Pacific region. He moved to Canada in 1996 to become Senior Vice President, Engineering and Development, for Miramar Mining Corp and Northern Orion Explorations Ltd, where he is now President and Chief Executive Officer. Mr. Cohen was responsible for restructuring Northern Orion and in negotiating all legal, tax, commercial and operational aspects of its Agua Rica project holdings in Argentina with BHP. He is very familiar with the Mantua copper project in Cuba and has been involved in both the engineering and financing for the project.

David brings a wealth of experience to the Board of Directors and the Company looks forward to working with him in progressing the growth of the Company.

On January 29, 2003 the Company announced that it had negotiated a brokered private placement through Dundee Securities as lead agent for 6,000,000 units at $0.35 per unit to raise $2,100,000. Each unit will consist of one common share and one Share Purchase Warrant. Each whole warrant will entitle the holder to purchase one common share for $0.40 for a period of two years. A commission will be payable to the agents equal to 8% of the aggregate gross proceeds of the offering, payable in cash on closing. As additional consideration, the Agents will be issued warrants ("the Broker Warrants") of Newport equal to 8% of the number of units purchased, each Broker Warrant to be exercisable within two years of closing at an exercise price of $0.35 per Common Share. In accordance with current policies of the Exchange, the 6,000,000 units are subject to a four-month hold period.

Net proceeds from the Private Placement will be used to complete a Phase I program of bulk sampling and geotechnical work, metallurgical and pilot plant testing and completion of an updated feasibility study on the Minera Mantua copper project in Cuba.

With the necessary financing in place, the Company looks forward to starting the Phase I program at Mantua this spring. The Company continues to evaluate other gold and base metal projects for potential acquisition.

NEWPORT EXPLORATION LTD.

SCHEDULE "C"

January 31, 2003

MANAGEMENT DISCUSSION AND ANALYSIS CONTINUED...

Liquidity and Cash Reserves – At January 31, 2003 the Company had cash reserves of $411,432 compared with $770,384 at year-end July 31, 2002. Receivables, marketable securities, pre-paids and deposits remained fairly constant during the period, while payables were reduced from $72,612 to $18,135.

Investor Relations - The Company spent $42,082 to supply information to interested investors and shareholders on a regular basis. On December 5, 2002 the Company signed an agreement with eResearch to provide market research relating to the Company on its eResearch website. The agreement is for a maximum of C$7,000.

Legal Proceedings – Nil

Related Party Transactions –

(a) Management fees of $30,000 were paid to a company controlled by a director of the Company.

(b) Consulting fees of $60,000 were paid to a company controlled by a director of the Company.

Subsequent Events - Nil

Respectfully submitted on behalf of
The Board of Directors



Ian T. Rozier
PRESIDENT


SEC MAIL PROCESSING
RECEIVED
APR 07 2003
WASH. D.C.
184
SECTION